  Exhibit 99.1

High Tide Opens Canna Cabana Location in Grande Prairie, Alberta

The New Location is the Second Canna Cabana to Open in a Mall, Nationally

CALGARY, AB, May 4, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at Unit 370, 11801 100 St, Grande Prairie, AB, will begin selling recreational cannabis products and consumption accessories for adult use tomorrow, May 5. This opening marks High Tide's 153rd Canna Cabana branded retail cannabis location in Canada and its 77th store in Alberta.

This store is located within Prairie Mall, a major retail hub for Grande Prairie and the surrounding communities, as the mall has over 80 established retailers. Situated beside a national discount grocery retailer, this location is poised to benefit from the traffic flowing into one of the best commercial centres in the region with a wide cast of excellent co-tenants with no immediate competitors within the Prairie Mall complex. It is also the second Canna Cabana location to be opened in a major mall.

"The Grande Prairie retail market is one of the most thriving in Canada, as evidenced by the ongoing success of our two existing stores in the city. Prairie Mall is the commercial hub of retail activity in Grande Prairie and for the smaller surrounding communities because of its high-value tenants, such as national big-box outlet retailers. We remain committed to opening Canna Cabana stores in these prime power centre locations, expanding our innovative discount club model to communities across Canada," said Raj Grover, President and Chief Executive Officer of High Tide.

"By continuing to open these high-quality locations in our home province and beyond, we keep expanding our consumer-oriented, value-focused offering while also increasing our employment footprint, which now stands at over 1600 nationally and over 600 in Alberta. This third Grande Prairie location is our 77th Canna Cabana store in Alberta, further solidifying our position as the largest non-franchised retailer in both Alberta and Canada," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 153 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com and BlessedCBD.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, and our commitment to opening future stores in prime power centre locations and the expansion of our discount club model. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedar.com and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 04-MAY-23